ACCESSOR FUNDS, INC.

                              AMENDED AND RESTATED
                          DISTRIBUTION AND SERVICE PLAN
                            FOR INVESTOR CLASS SHARES

This distribution and service plan (the "Distribution Plan") is adopted as of February 19, 1998, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act") by Accessor Funds, Inc., a corporation organized under the laws of the State of Maryland (the "Fund"). The Fund is a registered, no-load, open-end management investment company, currently consisting of the diversified series (each a "Portfolio" and collectively, the "Portfolios") set forth in Schedule A, as amended from time to time. The Fund adopts this Distribution Plan on behalf of a class of shares of its Portfolios (the "Investor Class Shares"), subject to the following terms and conditions:

Section 1. (a) The Fund shall make directly, or cause to be made, payments for costs and expenses to third parties out of the assets of the Fund, or to provide for the reimbursement of expenses to third parties incurred in connection with providing services primarily intended to result in the sale of Investor Class Shares (the "Distribution Services"), or to compensate such third parties for providing personal and/or account maintenance services to their clients who own Investor Class Shares (the "Shareholder Services").

          (b) The Fund shall enter into dealer and service agreements (the "Distribution Agreements") with respect to the Investor Class Shares pursuant to this Distribution Plan with various financial institutions, retirement plans, broker-dealers, depository institutions, institutional shareholders of record, registered investment advisers and other financial intermediaries and various brokerage firms or other industry recognized service providers of fund supermarkets or similar programs (collectively "Service Organizations") directly, pursuant to which the Service Organization will make available or offer Investor Class Shares of the Portfolios for sale to the public and reimburse such Service Organizations with which the Fund, regarding the Investor Class Shares of a Portfolio, has an agreement, for providing Distribution and/or Shareholder Services at a rate specified in Section 2 below, based upon the average daily net assets of the Portfolios attributable to the Investor Class Shares, which are owned by customers of the Service Organization.

Section 2. Subject to the limitations of applicable law and regulations, including rules of the National Association of Securities Dealers, Inc. ("NASD"), the payments shall be made directly to third parties or such parties shall be reimbursed for such distribution or service related costs or expenses as necessary, such that the total annual rate shall be up to but not more than 0.25% on an annual basis of the average daily net assets of the Portfolio attributable to the Investor Class Shares. Any expense payable hereunder may be carried forward for reimbursement for up to twelve months beyond the date in which it is incurred, subject always to the limit that not more than 0.25% on an annual basis of the average daily net assets of the Portfolio are attributable to Investor Class Shares. Investor Class Shares shall incur no interest or carrying charges for expenses carried forward. In the event the Distribution and Service Plan is terminated as herein provided, the Investor Class Shares shall have no liability for expenses that were not reimbursed as of the date of termination.

Section 3. The payment to a Service Organization is subject to compliance by the Service Organization with the terms of the Distribution Agreement between the Service Organization and the Fund. If a shareholder of the Investor Class Shares ceases to be a client of a Service Organization that has entered into a Distribution Agreement with the Fund but continues to hold Investor Class Shares, the Service Organization will be entitled to receive a similar payment with respect to the services provided to such investors, except that the Fund may determine that the Service Organization shall no longer be entitled to such payment if the client becomes a client of another Service Organization that has a Distribution Agreement with the Fund. For the purposes of determining the payments or reimbursements payable under the Distribution and Service Plan, the average daily net asset value of the Portfolio attributable to the Investor Class Shares shall be computed in the manner specified in the Fund's Articles of Incorporation and current prospectus.

Section 4. (a) The Distribution Services, if any, will cover certain expenses primarily intended to result in the sale of Investor Class Shares, including, but not limited to: (a) costs of payments made to employees that engage in the distribution of Investor Class Shares; (b) costs relating to the formulation and implementation of marketing and promotional activities, including but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (c) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective holders of Investor Class Shares; (d) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and (e) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable if such costs are primarily intended to directly or indirectly result in the sale of Investor Class Shares of the Portfolios.

           (b) The Shareholder Services, if any, may be used for payments to Service Organizations who provide personal and/or account maintenance services to their clients who may from time to time beneficially own Investor Class Shares of the Funds of Accessor Funds to the extent the Service Organization is permitted to do so under applicable statutes, rules and regulations. By way of example, such services may include some or all of the following: (i) shareholder liaison services; (ii) providing information periodically to clients showing their positions in Investor Class Shares and integrating such statements with those of other transactions and balances in clients' other accounts serviced by the Service Organizations; (iii) responding to client inquiries relating to the services performed by the Service Organizations; (iv) responding to routine inquiries from clients concerning their investments in Investor Class Shares; and (v) providing such other similar services to clients as Accessor Funds may reasonably request to the extent the Service Organizations are permitted to do so under applicable statutes, rules and regulations provided, however, if the National Association of Securities Dealers, Inc. ("NASD") adopts a definition of "shareholder services" for purposes of 2830 of the NASD Conduct Rules that differs from the definition of "shareholder services" as presently used herein, or if the NASD adopts a related definition intended to define the same concept, the definition of "shareholder services" as used herein shall be automatically amended to conform to the NASD definition.

Section 5. Any Service Organization entering into an agreement with the Fund under this Distribution and Service Plan may also enter into an Administrative Services Agreement with regard to its Investor Class Shares with the Fund pursuant to an Administrative Services Plan adopted by the Fund, which will not be subject to the terms of this Distribution and Service Plan. The Fund under this Distribution and Service Plan may enter into more than one agreement for its Investor Class Shares, with different Service Organizations providing services to different groups of shareholders.

Section 6. The Distribution and Service Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Directors of the Fund, and (b) those Directors of the Fund who are not "interested persons" (as defined in the 1940
Act) and have no direct or indirect financial interest in the operation of the Distribution Plan or any agreements related to it (the "Qualified Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on the Distribution and Service Plan and such related agreements.

Section 7. The Distribution and Service Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Distribution and Service Plan in paragraph 6.

Section 8. Any person authorized to direct the disposition of monies paid or payable by Investor Class Shares for Distribution Services pursuant to the Distribution and Service Plan or any related agreement shall provide to the Fund's Board of Directors, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 9. Any agreement related to the Distribution and Service Plan, as such phrase is used in Rule 12b-1 under the 1940 Act, shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Portfolio, without payment of any penalty, by vote of a majority of the Qualified Directors, or by vote of a majority of the outstanding voting securities of the Investor Class Shares of a Portfolio, on not more than sixty
(60) days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 10. The Distribution and Service Plan may be amended at any time with respect to a Portfolio by the Board of Directors, provided that (a) for so long as required pursuant to Rule 12b-1 under the 1940 Act, any amendment to increase materially the costs which the Investor Class Shares may bear for distribution pursuant to the Distribution and Service Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Investor Class Shares of the Portfolios, and (b) any material amendments of the terms of the Distribution and Service Plan shall become effective only upon approval as provided in paragraph 7 hereof.

Section 11. While the Distribution and Service Plan is in effect, the selection and nomination of Qualified Directors shall be committed to the discretion of the Qualified Directors.

Section 12. The Fund shall preserve copies of the Distribution and Service Plan, any related agreement and any report made pursuant to paragraph 8 hereof, for a period of not less than six (6) years from the date of the Distribution and Service Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.

Section 13. The Distribution and Service Plan may be terminated with respect to the Fund by a vote of a majority of the Qualified Directors or by the vote of a majority of the outstanding voting securities of the Investor Class of the Portfolios. Any change in the Distribution and Service Plan that would materially increase the cost to the Invest Class Shares of the Portfolios to which the Distribution and Service Plan relates requires approval of the affected shareholders of the Portfolios.

IN WITNESS WHEREOF, the Fund has adopted this Distribution and Service Plan effective as of the 19th day February, 1998.

ACCESSOR FUNDS, INC.
INVESTOR CLASS SHARES


By:
   J. Anthony Whatley III
   Principal Executive Officer and President